SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Voting rights attached to shares- Article 12(1) of directive 2004/109/EC

Financial instruments - Article 11(3) of the Commission Directive 2007/14/EC i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:
Ryanair Holdings plc

2. Reason for the notification (please tick the appropriate box or boxes):
an acquisition or disposal of voting rights
an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
X
an event changing the breakdown of voting rights:  See Box 11 for explanation of company reorganization which is the sole reason for making this notification (not an additional purchase or disposal of shares).

3. Full name of person(s) subject to the notification obligationiii:
The Capital Group Companies, Inc.

4. Full name of shareholder(s) (if different from the person mentioned in point 3.)iv:
See Schedule A

5. Date of the transaction and date on which the threshold is crossed or reachedv:
03 September 2012

6. Date on which issuer is notified:	04 September 2012

7. Threshold(s) that is/are crossed or reached:	Above 16%

8.         Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transactionvi		Resulting situation after the triggering transactionvii
	Number of Sharesviii	Number of Voting rightsix	Number of sharesx	Number of voting rights xi		% of voting rights
			Direct	Direct xii	Indirect xiii	Direct	Indirect
IE00B1GKF381	508,100	508,100			508,100		0.034%
US7835131043	46,642,999	233,214,995			233,214,995		16.188%
SUBTOTAL A (based on aggregate voting rights)	47,151,099	233,723,095		233,723,095		16.222%

B) Financial Instruments
Resulting situation after the triggering transaction xiv
Type of financial instrument	Expiration Date xv	Exercise/Conversion Period/ Date xvi	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A

SUBTOTAL B (in relation to all expiration dates)

Total (A+B) [where applicable in accordance with national law]	number of voting rights	% of voting rights
233,723,095	233,723,095	16.222%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xvii:
See Schedule A

10. In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date].
n/a

11. Additional information:
Due to a company reorganization, Capital Research and Management Company ("CRMC") and Capital Group International, Inc. ("CGII") will no longer report relevant holdings under management separately.  Instead, the relevant holdings under management of CRMC and CGII will be reported in aggregate by The Capital Group Companies, Inc. ("CGC").  It is solely for this reason (and not as a result of any additional acquisition or disposal) that CGC is reporting this aggregated holding.

Done at Los Angeles, California on 04 September 2012

Annex to the standard form TR-1xviii

a)         Identity of the person or legal entity subject to the notification obligation:

Full name (including legal form for legal entities)	The Capital Group Companies, Inc.
Contact address (registered office for legal entities)	333 South Hope Street, 55th Floor Los Angeles, California 90071
Phone number	(213) 615-0469
Other useful information (at least a contact person for legal persons)	Gina Martinez Email: GRGroup@capgroup.com

b)         Identity of the notifier xix:

Full name	Gina Martinez
Contact address	11100 Santa Monica Blvd., 15th Floor Los Angeles, California 90025
Phone number	(213) 615-0469
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 615-4056

c)         Additional information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 11 September, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary